UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐           Transition Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the transition period from                            to

Commission File Number 001-07935

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION

RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
101 N.  SEPULVEDA BLVD.
EL SEGUNDO, CALIFORNIA 90245

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

By: INTERNATIONAL RECTIFIER CORPORATION, plan administrator

June 20, 2013	/s/ ILAN DASKAL
Ilan Daskal
Chief Financial Officer

International Rectifier Corporation
Retirement Savings Plan

Note:  All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee

International Rectifier Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and the delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 20, 2013

International Rectifier Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
Assets:
Investments at fair value	$200,261,199	$178,141,371
Receivables:
Notes receivable from participants	5,960,432	5,241,715
Employee contributions	—	265,445
Employer contributions	—	40,410
	5,960,432	5,547,570
Non-interest bearing cash	7,189	2,239
Net assets reflecting investments at fair value	206,228,820	183,691,180
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,759,275)	(2,453,886)
Net assets available for benefits	$203,469,545	$181,237,294

The accompanying notes are an integral part of these statements.

International Rectifier Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions (deductions)

Investment income:
Interest and dividend income	$4,989,358
Net appreciation in the fair value of investments	15,101,717
Total investment income	20,091,075

Interest income on notes receivable from participants	261,295

Contributions:
Employee	12,469,612
Employer	3,477,535
Total contributions	15,947,147

Benefits paid to participants	(14,041,268)
Administrative fees	(25,998)
Net increase in net assets	22,232,251

Net assets available for benefits:
Beginning of year	181,237,294
End of year	$203,469,545

The accompanying notes are an integral part of these statements.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

The Plan defines an “Eligible Employee” as any person who is employed by the Company or its participating affiliates in the Plan.  An employee is eligible to participate and enroll in the Plan if they are at least 18 years old, and after they receive their first paycheck following employment by the Company or its participating affiliates.  Each eligible employee, who is a temporary employee, as defined by the Plan, is eligible to participate in the Plan on the later of (i) the date the employee receives his or her first paycheck following his or her employment start date, or (ii) the date the employee receives his or her first paycheck following the date on which the eligible employee first completes a year of eligibility service, as defined under the Plan; provided that he or she is still an eligible employee on such date.  Participants should refer to the Plan document for a more complete description of the Plan’s eligibility provisions.

Contributions

The Plan allows participants to make contributions to the Plan from 2% up to 40% of their compensation in pre-tax contributions, including catch-up contributions for participants over age 50, and up to 40% of their compensation in after-tax contributions, in all cases, subject to any applicable limitations of the Internal Revenue Code (“the Code”) and the terms and conditions of the Plan.  Participants can also contribute amounts representing distributions from other qualified defined benefit or contribution plans, in all cases, subject to any applicable limitations of the Code and the terms and conditions of the Plan.  During the Plan year ended December 31, 2012, no participants were allowed to contribute less than 2% of their compensation.

The Company currently makes a matching contribution with respect to participating employee payroll contributions.  The Company’s current matching contribution is 150% of the first $200 of the participant’s payroll contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company, not exceeding $3,000 per participant in any Plan year.  In addition to the Company’s matching contribution, the Company may make discretionary contributions.  During the Plan year ended December 31, 2012, no such discretionary contributions were made.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions, and any actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, any Company contribution applicable to the participant, and Plan earnings applicable to the participant.  For contributions made based on allocations to participants, allocations are based on participant contributions or account balances, as defined under the Plan, or otherwise in accordance with the Code and the regulations promulgated thereunder.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. Description of the Plan (Continued)

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, a Company unitized stock fund, a collective investment trust, or a self-directed brokerage account (for which account brokerage consisted primarily of cash and cash equivalents, common stock and mutual funds).  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

A self-directed brokerage account was offered to Plan participants beginning in 2000 and enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.

The purchase and sale of Company stock is not permitted as an investment option for participants who use the self-directed brokerage account. The custodian of the self-directed brokerage account is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

With the exception of the International Rectifier Unitized Stock Fund, participants may allocate their contributions and account balances to any or all of the investment fund options and to their respective self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to their respective self-directed brokerage account.  However, all assets transferred from self-directed brokerage accounts are first credited to a default fund designated by the Plan.  Throughout 2012, the default fund was the Prudential Stable Value Fund (as described below).  The participants may then transfer their account balances to other funds.

As one of the investment options of the Plan, participants may allocate their contributions and account balances to an investment option called the Prudential Stable Value Fund, which is a combination of a synthetic guaranteed investment contract (“GIC”) issued by The Prudential Insurance Company of America (“PICA”) and a portfolio of assets held in a trust for the exclusive benefit of Plan participants.  The underlying investments of the Prudential Stable Value Fund consist primarily of a collective investment trust (“Collective Investment Trust”), which currently consists of the Prudential Core Conservative Bond Fund.  The purpose of the Collective Investment Trust is to commingle the assets of participating qualified retirement plans and trusts for investment purposes in order to bring about economy of administration and otherwise for fiduciary purposes.

The Prudential Stable Value Fund is designed to provide Plan participants with the relative safety of principal and with competitive, relatively stable guaranteed returns.  Amounts contributed to the Prudential Stable Value Fund are deposited to the Plan’s designated trust account for that investment and the synthetic GIC which provides for a variable crediting rate that resets quarterly.  PICA provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. The average yields of the Prudential Stable Value Fund based on earnings and crediting rates were 1.52% and 3.06%, respectively, at December 31, 2012 and 1.93% and 3.57%, respectively, at December 31, 2011.

Participant-directed redemptions from the Prudential Stable Value Fund at contract value have no restrictions; however, the trustee of the Collective Investment Trust shall have the discretion to limit the maximum withdrawal as of any date to the greater of $2,000,000 or 5% of the value of the Plan’s assets in the Collective Investment Trust.  The Plan may terminate the synthetic GIC contract at any time by giving 30 days notice to PICA.  PICA may terminate the synthetic GIC contract for cause in the event either 1) the Plan is terminated or merged into another plan, 2) the Plan becomes disqualified, or 3) changes occur to the Plan’s prohibition on competing investment options or deletion of equity wash provisions.  Upon termination of the agreement, the Plan will receive the fair value of the Plan’s investment in the synthetic GIC.  The Plan administrator does not believe that the occurrence of such events that would limit the Plan’s ability to transact at contract value with participants is probable.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. Description of the Plan (Continued)

Profit Sharing

During the Company’s fiscal year 2006 through the Company’s fiscal year 2008, the Company implemented a process by which the Company may make profit sharing contributions (“PSCs”) to certain eligible Company employees.  The last Plan year in which a PSC was made was 2008.  Any such PSC was made pursuant to the provisions of Section 3.4 of the Plan as “Discretionary Employer Contributions”.  The Company did not make a PSC during the 2012 plan year and has no plans to make such a contribution in the future.

Participant Loans

The Plan allows participants to borrow from their accounts, on certain terms and conditions, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior twelve months.  Loan terms range from one-to-five years, or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate intended to be commensurate with comparable prevailing rates at the time the loan is made, plus one additional percent, as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

A participant who is currently in service with the Company may elect to withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service with the Company, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, or choose to leave the account balance in the Plan.  A participant who is no longer in service with the Company may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained normal retirement age, while a currently employed participant may leave his or her account balance in the Plan as long as he or she remains a currently employed participant.  Benefits are recorded when paid.

If the participant’s distributable benefit is greater than $1,000 but equal to or less than $5,000, and if the participant does not affirmatively elect to have such benefit either (1) paid directly to an eligible retirement plan specified by the participant in a direct rollover, or (2) paid to the participant directly, then the Plan shall pay the distribution as a direct rollover to an individual retirement plan designated by the Plan.

2.  Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in fully benefit-responsive investment contracts through the Prudential Stable Value Fund, a synthetic GIC.  As required, the statement of net assets available for benefits presents the fair value of the investments in the Prudential Stable Value Fund as well as the adjustment of the investment in the Prudential Stable Value Fund from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  The contract value of the participants’ investment in the Prudential Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

2.  Summary of Accounting Policies (Continued)

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS”.  ASU No. 2011-04 amended Accounting Standards Codification 820, “Fair Value Measurement”, to converge the fair value measurement guidance in US generally accepted accounting principles (“U.S. GAAP”) and International Financial Reporting Standards (“IFRS”).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU No. 2011-04 requires additional fair value disclosures.  The amendments were applied prospectively and were effective for annual periods beginning after December 15, 2011. The adoption of this update did not have a material effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a “deemed” distribution for tax reporting purposes, a deemed distribution is recorded and the outstanding unpaid loan balance (along with accrued interest) is accounted for separately in the participant's account.

Investments

The Plan’s investments are measured at fair value which is further discussed below (See Note 4).  Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

3.    Investments

The following are investments that represent 5% or more of the Plan’s net assets:

	December 31, 2012	December 31, 2011
Fidelity Growth Company Fund K (1)	$28,859,160	$—
Fidelity Low-Priced Stock Fund K (1)	12,369,219	—
Perkins Mid Cap Value I Fund (1)	15,235,050	—
PIMCO Total Return Institutional Class Fund (1)	19,385,960	—
Prudential Stable Value-Core Conservative Bond Fund (at contract value) (2)	40,172,631	38,250,465
Fidelity Growth Company Fund (3)	—	25,509,789
Fidelity Low-Priced Stock Fund (4)	—	10,153,055
Perkins Mid Cap Value Fund (5)	—	15,025,704
PIMCO Total Return ADM (6)	—	15,737,722

(1)	The investment was added during the 2012 plan year.

(2)	The fair value of the Plan’s investments in the Prudential Core Conservative Bond Fund was $42,931,906 and $40,704,351 at December 31, 2012 and 2011, respectively.

(3)	The investment balance was transferred to the Fidelity Growth Company Fund K during the 2012 plan year.

(4)	The investment balance was transferred to the Fidelity Low-Priced Stock Fund K during the 2012 plan year.

(5)	The investment balance was transferred to the Perkins Mid Cap Value I Fund during the 2012 plan year.

(6)	The investment balance was transferred to the PIMCO Total Return Institutional Class Fund during the 2012 plan year.

For the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$14,909,023
Company common stock **	(356,554)
Self-directed brokerage account – Common stock and other	549,248
Total appreciation in fair value of investments	$15,101,717

**	The depreciated value was obtained through the investment identified in the 2012 Plan as the International Rectifier Unitized Stock Fund.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.  F air Value Measurements

The FASB has established a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
 Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs or other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Mutual Funds-Valued at the net asset value of shares held by the Plan at year end quoted in the active market, and are classified within Level 1 in the fair value hierarchy table below.

•
Company Common Stock-Any such stock is held pursuant to the International Rectifier Unitized Stock Fund investment, and valued at the closing price reported on the active market on which the individual securities are traded, and are classified within Level 1 in the fair value hierarchy table below.

•	Self-Directed Brokerage Account-Valued based on quoted market prices on an active exchange of the underlying investments, and are classified within Level 1 in the fair value hierarchy table below.

•
Collective Investment Trusts-The investments currently reside in the Prudential Stable Value Fund.  The Plan’s interests in the trust are valued based on the net asset values reported by the trustee of the funds.  Fair values for the underlying assets of the Prudential Stable Value Fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts.  The Plan’s interest in the trust are categorized as Level 2 in the fair value hierarchy table below.

The methods described above may produce a fair value calculation that may be neither indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.  F air Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy described above, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bonds	$22,237,900	$—	$—	$22,237,900
Blended	24,762,608	—	—	24,762,608
International equities	13,550,490	—	—	13,550,490
Domestic equities	82,846,749	—	—	82,846,749
Company common stock*	3,432,989	—	—	3,432,989
Self-directed brokerage account**	10,324,868	—	—	10,324,868
Collective investment trust	—	42,931,906	—	42,931,906
Interest-bearing cash	—	173,689	—	173,689
Total Assets at Fair Value, December 31, 2012	$157,155,604	$43,105,595	$—	$200,261,199

*            Held through the International Rectifier Unitized Stock Fund investment.
**    Consists primarily of domestic common stocks and mutual funds, and interest bearing cash

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bonds	$18,145,806	$—	$—	$18,145,806
Blended	20,813,285	—	—	20,813,285
International equities	11,561,645	—	—	11,561,645
Domestic equities	74,167,230	—	—	74,167,230
Company common stock*	4,306,152	—	—	4,306,152
Self-directed brokerage account**	8,217,891	—	—	8,217,891
Collective investment trust	—	40,704,351	—	40,704,351
Interest-bearing cash	—	225,011	—	225,011
Total Assets at Fair Value, December 31, 2011	$137,212,009	$40,929,362	$—	$178,141,371

*            Held through the International Rectifier Unitized Stock Fund investment.
**    Consists primarily of domestic common stocks and mutual funds, and interest bearing cash

5.  Party-In-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by an affiliate of the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan’s self-directed brokerage account, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for these party-in-interest transactions were $25,998 for the year ended December 31, 2012.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $28,051 of administrative expenses on behalf of the Plan for the year ended December 31, 2012.  Such transactions with the Company qualify for a statutory exemption.  Participant loans are considered party-in-interest transactions, and thus qualify for statutory exemption.

The Plan includes the International Rectifier Unitized Stock Fund investment option, which has been closed to additional investment since April 2007.  The International Rectifier Unitized Stock Fund is designed primarily for investment in common stock of the Company.  Transactions in this investment qualify as exempt party-in-interest transactions.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are non-forfeitable and will be distributed as soon as practicable after the termination date.

7.  Tax Status of the Plan

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (“IRS”).  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

The Plan’s previous determination letter expired January 31, 2012.  Within the applicable statutory periods, the Plan has applied for, but has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The plan administrator intends to take the steps necessary to maintain the tax qualified status of the Plan.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

8.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$203,469,545	$181,237,294
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,759,275	2,453,886
Net assets available for benefits per the Form 5500	$206,228,820	$183,691,180

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2012 to the net income per the Form 5500:

Total net increase in assets per the financial statements	$22,232,251
Plus: Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2012	2,759,275
Minus: Adjustment from fair value for fully-benefit-responsive investment contracts at December 31, 2011	(2,453,886)
Total net income per Form 5500	$22,537,640

International Rectifier Corporation
Retirement Savings Plan
EIN 95-1528961 PN 003
Supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	International Rectifier Unitized Stock Fund	Cash	$173,689
*	International Rectifier Unitized Stock Fund	Company Stock	3,432,989
*	Fidelity Growth Company Fund K	Shares in Registered Investment Company	28,859,160
*	Fidelity Low Priced Stock Fund K	Shares in Registered Investment Company	12,369,219
*	Fidelity Freedom K 2000	Shares in Registered Investment Company	866,936
*	Fidelity Freedom K 2010	Shares in Registered Investment Company	2,680,332
*	Fidelity Freedom K 2020	Shares in Registered Investment Company	8,301,782
*	Fidelity Freedom K 2030	Shares in Registered Investment Company	6,518,397
*	Fidelity Freedom K 2040	Shares in Registered Investment Company	4,547,028
*	Fidelity Freedom K 2050	Shares in Registered Investment Company	797,116
*	Fidelity Fund K	Shares in Registered Investment Company	3,219,445
*	Fidelity Small Cap Stock Fund	Shares in Registered Investment Company	4,096,176
*	Fidelity Freedom K Income	Shares in Registered Investment Company	1,051,017
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	8,798,668
	T. Rowe Price Blue Chip Fund	Shares in Registered Investment Company	7,154,832
	TMPL Global Bond ADV Fund	Shares in Registered Investment Company	2,851,940
	Thornburg Int. Value R5 Fund	Shares in Registered Investment Company	9,243,592
	DFA Emerg MKTS Value I Fund	Shares in Registered Investment Company	2,818,519
	Perkins MID CP Value I Fund	Shares in Registered Investment Company	15,235,050
	PIMCO Total Return Institutional Class Fund	Shares in Registered Investment Company	19,385,960
	Columbia Dividend Income Class Z Fund	Shares in Registered Investment Company	4,602,578
*	Brokeragelink	Self-Directed Brokerage Account	10,324,868
	Prudential Stable Value-Core Conservative Bond Fund	Shares in Commingled Trust Fund	42,931,906
	Prudential Stable Value-Wrapper	Wrapper Contract of Synthetic GIC	—
*	Participant loans	Interest rates range from 4.25% to 9.25% payable through December 2022	5,960,432
			$206,221,631

*           A party-in-interest for which a statutory exemption exists.

International Rectifier Corporation
Retirement Savings Plan
EIN 95-1528961 PN 003
Supplemental Schedule H, Line 4a-Schedule of Delinquent Participant Contributions
Years Ended December 31, 2012 and 2011

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
$1,020,897	$—	$1,020,897	(1)	$—	$—
$2,164,677	$—	$2,164,677	(2)	$—	$—

(1)
Represents delinquent participant contributions and loan repayments from 2012 pay periods. As a consequence of the delinquent participant contributions and loan repayments, the Company remitted a minimal amount of lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, as applicable.

(2)
Represents delinquent participant contributions and loan repayments from 2011 pay periods. As a consequence of the delinquent participant contributions and loan repayments, the Company remitted a minimal amount of lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, as applicable.

International Rectifier Corporation
Retirement Savings Plan
Exhibit Index

Exhibit	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm